October 17, 2014

Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Katherine Hsu, Esq.

Kayla Florio, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2013-2
Sequoia Mortgage Trust 2013-3
Forms 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File No. 333-179292-07 and 333-179292-08

Dear Ms. Hsu and Ms. Florio:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to Staff’s comment letter dated September 22, 2014. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Form 10-K of Sequoia Mortgage Trust 2013-2

Servicer Assessment of PHH Mortgage Corporation

Exhibit 33.2 to Form 10-K for the Sequoia Mortgage Trust 2013-2

1.	We note in Exhibit 33.2 that the servicer has outsourced to providers the servicing functions required by Items 1122(d)(2)(i), 1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(viii), and 1122(d)(4)(xi) and that the servicer assumes responsibility for compliance. Please confirm that these each of these providers is not a “servicer” as defined in Item 1101(j) of Regulation AB and that the servicer has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to the providers. See Regulation AB Publicly Available Telephone Interpretation 17.06.

Response:  PHH Mortgage (“PHH”) has confirmed to Registrant that none of their outsourced providers are a “servicer” as defined in Item 1101(j) of Regulation AB. Additionally, PHH confirmed that they have policies and procedures in place designed to provide reasonable assurance that activities of each of their outsourced providers do comply in all material respects with the servicing criteria applicable to the providers as provided in Regulation AB Publicly Available Telephone Interpretation 17.06.

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

October 17, 2014

2.	We also note the disclosure of a material instance of noncompliance with Item 1122(d)(4)(vii) by PHH Mortgage Corporation (“PHH”). We note that you have included disclosure about this material instance of noncompliance in the body of the Form 10-K/A, including PHH’s belief that there was no material instance of noncompliance because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline and that, accordingly, there are no issues for PHH to remediate. This disclosure is not, however, included in PHH’s Report on Assessment of Compliance with Regulation AB Servicing Criteria filed as Exhibit 33.2 to the Form 10-K/A. In addition, Exhibit 34.2 indicates that a material instance of noncompliance with Item 1122(d)(4)(vii) was in fact identified -- contrary to the disclosure provided in the Form 10-K. Therefore, we believe you should amend Form 10-K to revise the disclosure provided in the body of the Form 10-K to acknowledge the material instance of noncompliance and explain why you believe that the delays were outside of your control despite the identification of such material instances of noncompliance. Please also confirm that in future filings the discussion that is included in both the servicer assessment and the body of the Form 10-K will be consistent.

Response:  Registrant will revise the disclosure language provided in the body of the 10-K concerning PHH’s reported material instances of noncompliance to correct the discrepancies mentioned in Staff’s comment. Following is Registrant’s proposed language to replace in its entirety the PHH disclosure in the body of the 10-K:

“PHH Mortgage Corporation

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2013, furnished pursuant to Item 1122 of Regulation AB by PHH Mortgage Corporation (the “2013 PHH Assessment”) for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Item 1122(d)(4)(vii) of Regulation AB. The 2013 PHH Assessment is attached to this Form 10-K/A as exhibit 33.2.

1122(d)(4)(vii) During the year ended December 31, 2013, it was determined certain foreclosure proceedings were not concluded in accordance with the published Fannie Mae foreclosure timelines.

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

October 17, 2014

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH and there are no issues for PHH Mortgage Corporation to remediate. The published Fannie Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation. These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans in this Sequoia transaction.”

We confirm that in future filings the discussion that is included in both the PHH servicer assessment and the body of the Form 10-K will be consistent. However, although the discussion in the servicer assessment and the body of the Form 10-K will be consistent, the relevant expanded disclosure, such as found in paragraph three above, will only appear in the body of the 10-K. Paragraph three above contains deal specific expanded disclosure which PHH is not able to provide in their annual assessment as such assessment is provided on a platform level basis that is not deal specific.

Servicer Compliance Statement of PHH Mortgage Corporation

Exhibit 35 to Sequoia Mortgage Trust 2013-2

3.	We note that PHH, as a servicer for the transaction, did not provide a servicer compliance statement as required by Item 1123 of Regulation AB. Please confirm that, for purposes of Item 1123, PHH is not a servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB.

Response:  PHH services approximately 0.45% of the mortgage loans in the SEMT 2013-2 pool and does not meet the threshold criteria in Item 1108 of Regulation AB. Please refer to the Prospectus Supplement of Sequoia Mortgage Trust 2013-2 dated January 29, 2013.

Forms 10-K of Sequoia Mortgage Trust 2013-2 and Sequoia Mortgage Trust 2013-3

Servicer Compliance Statement of First Republic Bank

Exhibit 35.2 to Form 10-K for the Sequoia Mortgage Trust 2013-2

Exhibit 35.2 to Form 10-K for the Sequoia Mortgage Trust 2013-3

4.	We note in Exhibit 35.2 the statement that a review of the servicer’s activities was made under “such officer’s supervision” and that to the best of “such officers’ knowledge”, the servicer has fulfilled all of its obligations under the Agreement. We also note that paragraphs (i) and (ii) are verbatim of Item 1123(a) and (b) of Regulation AB, and that the instruction contained in Item 1123 to specifically identify any failure to fulfill any obligation in any material respect and the nature

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

October 17, 2014

and the status thereof is included. It is not clear from this statement whether such review was conducted under Mr. Antunes’ supervision, as required by Item 1123(a), or whether there has been a failure to fulfill any of the servicer’s obligations, as required by Item 1123(b). Therefore, please confirm whether such review was conducted under Mr. Antunes’ supervision and whether, to the best of Mr. Antunes’ knowledge, the servicer fulfilled all of its obligations under the Agreement. Please also confirm that, in future filings, the servicer’s Item 1123 servicer compliance statement will state that the review of the servicer’s activities during the reporting period and its performance under the applicable servicing agreement has been under the supervision of the officer signing such statement, and that it will state whether, to the best of the signing officer’s knowledge, the servicer has fulfilled all of its obligations and identify any failures known to the signing officer.

Response:  First Republic Bank (“FRB”) has confirmed to Registrant that their review was conducted under Mr. Antunes’ supervision and that, to the best of Mr. Antunes’ knowledge, FRB fulfilled all of its obligations under the Agreement. FRB also confirmed to Registrant that, in future filings, the FRB Item 1123 servicer compliance statement will conform to the required format and will state that the review of FRB’s activities during the reporting period and its performance under the applicable servicing agreement has been under the supervision of the officer signing such statement, and that it will state whether, to the best of the signing officer’s knowledge, FRB has fulfilled all of its obligations and identify any failures known to the signing officer.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:      Mr. Andrew Stone, Sequoia Residential Funding, Inc.